

June 5, 2014

Via E-Mail
Mr. Ning Ma
Chief Financial Officer
Kiwa Bio-Tech Products Group Corporation
310 North Indian Hill Boulevard
Suite 702
Claremont, CA 91711

> **Re: Kiwa Bio-Tech Products Group Corporation**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 0-33167**

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013
Note 8. Convertible Notes Payable, page F-14

1. We note the disclosure on page F-16 which indicates that during 2013, the Company recorded a gain from the restructure of convertible notes of $4,953,880. We also note that the recognition of this gain resulted from entering into a settlement agreement and release with four of the Purchasers of the Company's 6% and 2% Notes. We further note that pursuant to the terms of the release, the Company paid the four purchasers $75,000 for a full release, including the forgiveness of past defaults of unpaid principal amounts, interests and penalties. Please describe in detail the current relationship between the Company and the note holders whose obligations were settled as a result of the payment and related settlement and release agreements, including whether these parties were shareholders at the time of the transaction and if so, the percentage interest in the Company which they held. Also, please explain in further detail how you calculated or

determined the amount of the gain on restructure that was recognized in your financial statements in connection with the release and settlement. Your response and your revised disclosure should clearly explain the amount of principal, interest and penalties that were forgiven as a result of this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief